TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

ESPERANZA PROVIDES UPDATE ON PERUVIAN EXPLORATION ACTIVITIES

Vancouver, B.C., March 30, 2010: Esperanza Silver Corp is pleased to provide this update on its recent exploration activities in Peru. Esperanza now holds over 23,700 hectares of mineral concessions on nine precious metal projects outside of the San Luis JV area of interest. Three of our projects, Pucarana, Pararin, and Utcucocha are drill ready, while six (6) are being prospected and advanced to drill-ready status. In 2010 the Company will focus on advancing these properties while continuing to generate new prospects via its on-going New Prospect Generation program.

Pucarana Gold Project, Arequipa Department

The Pucarana project, a joint venture with Canadian Shield Resources, is located in the productive Orcopampa gold-silver district in south-central Peru. It lies between the Chipmo and Poracota mines, which combined, produced 370,000 ounces of gold in 2009. This advantageous land position within a producing district places Esperanza in a unique position to make a new discovery. Rock chip samples up to 2.9 g/t Au together with strong alteration and structural features point to favorable vein drill target on Cerro Talla-Talla. As of January 2010, exploration drilling by competitors is within 1 km of the Pucarana concession border. We are in the permitting process and plan to drill the Pucarana Project in 2010.

Esperanza has an option to earn a 60 percent interest in the property under an agreement with Canadian Shield Resources. The Company must spend a total of US$ 1,350,000 and make cash payment of US$50,000 over a four year period beginning from the receipt of necessary drill permits.

Colqui Orcco Silver Project, Cuzco Department

Colqui Orcco is a grassroots discovery that came out of our New Prospect Generation program. It is wholly owned by EPZ Peru. Our geologists discovered previously unsampled veins which are up to 2.7 meters wide and are 100’s of meters in length. Rock chip samples of the veins yielded silver precious metal values up to 1,727 g/t and 1.3 g/t Au. Geologic mapping and systematic sampling of the veins is now planned. A subsequent drill program will be undertaken if results are favorable.

Abra Rojo Gold-Silver Project, Ancash Department

Abra Rojo is a bulk tonnage target gold-silver play wholly owned by EPZ Peru. It is located near the San Luis JV bonanza gold discovery. Surface rock chip samples with assay values of up to 1.1 g/t Au and 200 g/t Ag along with strongly altered volcanic rocks make this an attractive new prospect. In 2010 mapping, trenching, and sampling are planned to advance this project to drill-ready status.

Pararin – Guadalupe Copper-Gold Project, Ancash Department

A grassroots discovery in the Cordillera Negra of north central Peru, the two properties cover 3,100 Has. adjacent to active exploration by Peruvian miner Milpo. Anomalous rock chip samples returned assays with 5.1 g/t Au, 69 g/t Ag and 5.8% Pb, and 0.5% Cu. Early interpretation of the geologic data suggests that it is a volcanic massive sulfide (VMS) type of target, similar to Milpo’s Cerro Lindo Project, in the department of Ica. In 2010, we are looking to drill or venture this project.

Santa Fe Gold-Copper Project, Ancash Department

As part of its new project generation program, Esperanza staked 9,100 hectares. in the southern end of the Cordillera Negra. Clay alteration, silicification, and tourmaline breccias bodies have led us to a newly discovered area of epithermal and porphyry-related Au –base metal mineralization. Rock chip samples with assay results up to 7.1 g/t Au, 1,216 g/t Ag, 1.97% Pb, 1.1% Zn, and 0.5% Cu make this an attractive exploration target for a porphyry copper deposit with precious metal credits.

More information about all of the projects mentioned above can be found at: http://www.esperanzasilver.com/newprojectperumap.php

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru. It also holds an extensive portfolio of exploration properties in Mexico and Peru.

QUALIFIED PERSON: William Pincus, M.Sc., Geol. and President of Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Peru exploration program. He has verified the assay results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to SGS del Peru SAC laboratories for analysis in Lima, Peru. Gold samples were analyzed by fire assay and induction coupled plasma – mass spectroscopy (ICP-MS) finish with a 30 g nominal sample weight. Silver is analyzed using an aqua-regia digestion with an induction coupled plasma – atomic emission spectroscopy (ICP -AES) finish. For silver results greater than 100 ppm, a four acid digestion with an atomic absorption (AAS) analysis is used. A description of quality control and quality assurance protocols can be found at: http://www.esperanzasilver.com/protocols.php

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Silver Corp

Bill Pincus, President and CEO

Toll free: (866) 890 5509

info@esperanzasilver.com

www.esperanzasilver.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada
accepts responsibility for the adequacy or accuracy of this release.